Exhibit 99.1

Appendix 4E Preliminary Final Report

Appendix 4E

Preliminary Final Report

to the Australian Securities Exchange

Part 1: Details of entity, reporting period

Name of Entity	MOKO Social Media Limited
ABN	35 111 082 485
Financial Period	Year ended 30 June 2014
Previous Corresponding Reporting Period	Year ended 30 June 2013

Part 2: Results for announcement to the market

	$’000	Percentage increase /(decrease) over previous corresponding period
Revenue from continuing operations	8,228	37%
(Loss) from continuing operations after related income tax benefit	(13,596)	189%
Net (Loss) attributable to members of the parent entity	(13,472)	115%

Dividends (distributions)	Amount per security	Franked amount per security
Final Dividend	Nil	Nil
Interim Dividend	Nil	Nil
Record date for determining entitlements to the dividends (if any)	Not Applicable

Brief explanation of any of the figures reported above necessary to enable the figures to be understood: Refer to attachment.

MOKO Social Media Limited	Page 1

Appendix 4E Preliminary Final Report

Part 3: Contents of ASX Appendix 4E

Section	Contents
Part 1	Details of entity, reporting period
Part 2	Results for announcement to the market
Part 3	Contents of ASX Appendix 4E
Part 4	Consolidated statement of profit or loss and other comprehensive income
Part 5	Accumulated losses
Part 6	Consolidated statement of financial position
Part 7	Consolidated statement of changes in equity
Part 8	Consolidated statement of cash flows
Part 9	Basis of preparation
Part 10	Commentary on results
Part 11	Revenue and income
Part 12	Expenses
Part 13	Property, plant and equipment
Part 14	Intangibles
Part 15	Business combinations
Part 16	Discontinued operations
Part 17	Borrowings
Part 18	Details relating to dividends
Part 19	Earnings per share
Part 20	Net tangible assets per security
Part 21	Issued securities
Part 22	Segment information
Part 23	Subsequent events
Part 24	Audit Status

MOKO Social Media Limited	Page 2

Appendix 4E Preliminary Final Report

Part 4: Consolidated statement of profit or loss and other comprehensive income

	Consolidated
	Note	2014	2013
		$	$
Revenue from continuing operations	11	8,228,151	6,020,593
Interest income	11	104,850	8,813
Other Income and revenue	11	282,148	-
Fair value gain on deferred consideration	11	383,933	1,829,653
Expenses
Cost of providing goods and services		(6,536,820)	(4,330,167)
Computer expenses		(566,858)	(665,957)
Marketing expenses		(1,308,959)	(320,481)
Travel and entertainment expenses		(566,259)	(202,815)
Occupancy expenses		(198,236)	(119,262)
Administration expenses		(1,027,810)	(332,800)
Exchange loss		(142,664)	(238,717)
Finance costs		(3,838)	(210,572)
Legal and professional fees		(3,223,803)	(1,640,327)
Employee benefits expenses	12	(3,796,520)	(2,510,446)
Share based payments	12	(5,144,968)	(434,743)
Depreciation and amortization	12	(1,224,238)	(1,067,523)
Other expenses		91,527	-
Impairment of goodwill		-	(1,487,137)

Loss before income tax expense from continuing operations		(14,650,364)	(5,701,888)
Income tax benefit		1,053,905	990,594

Loss after income tax expense from continuing operations		(13,596,459)	(4,711,294)
Profit/(Loss) after income tax expense from discontinued operations	16	-	(1,566,785)

Loss after income tax expenses for the year		(13,596,459)	(6,278,079)

Other comprehensive income
Exchange differences on translation of foreign operations		(244,676)	853,663
Total comprehensive loss for the year		(13,841,135)	(5,424,416)

Total comprehensive loss for the year is attributable to:
Continuing operations		(13,841,135)	(3,857,631)
Discontinued operations		-	(1,566,785)
Total comprehensive loss for the year		(13,841,135)	(5,424,416)

Loss attributable to:
Owners of the Company		(13,472,361)	(6,278,079)
Non-controlling interests		(124,098)	-
		(13,596,459)	(6,278,079)
Total comprehensive income attributable to:
Owners of the Company		(13,717,037)	(5,424,416)
Non-controlling interests		(124,098)	-
		(13,841,135)	(5,424,416)

MOKO Social Media Limited	Page 3

Appendix 4E Preliminary Final Report

Part 5: Accumulated losses

	Consolidated
	Note	2014	2013
		$	$
Accumulated losses brought forward		(25,457,309)	(19,179,230)
Loss after income tax expenses for the year		(13,472,361)	(6,278,079)
		(38,929,670)	(25,457,309)

Part 6: Consolidated statement of financial position

		Consolidated
	Note	2014	2013
		$	$
Current assets
Cash and cash equivalents	8	9,878,011	2,519,186
Trade and other receivables		784,872	823,898
Other current assets		441,696	153,236
Total current assets		11,104,579	3,496,320

Non-current assets
Property, plant and equipment	13	87,726	72,662
Intangibles	14	3,613,433	4,410,248
Deferred tax assets		427,719	-
Total non-current assets		4,128,878	4,482,910
Total assets		15,233,457	7,979,230

Current liabilities
Deferred consideration		-	1,430,252
Trade and other payables		2,563,611	1,814,544
Borrowings	17	-	1,136,390
Employee benefits		276,920	134,048
Provisions		-	264,912
Income tax provision		740,880	279,808
Total current liabilities		3,581,411	5,059,954

Non-current liabilities
Employee benefits		35,348	45,904
Total non-current liabilities		35,348	45,904
Total liabilities		3,616,759	5,105,858

Net assets		11,616,698	2,873,372

Equity
Issued capital	21	41,679,662	24,656,473
Reserves	7	8,990,804	3,674,208
Accumulated losses	5	(38,929,670)	(25,457,309)
Minority interests	7	(124,098)	-
Total equity		11,616,698	2,873,372

MOKO Social Media Limited	Page 4

Appendix 4E Preliminary Final Report

Part 7: Consolidated statement of changes in equity

Consolidated	Issued Capital	Foreign currency Translation Reserve	Option Reserves	Accumulated Losses	Non-controlling interests	Total

	$	$	$	$	$	$

Balance at 30 June 2012	20,685,557	(38,815)	2,424,617	(19,179,230)	-	3,892,129

Loss after income tax expense for the year	-		-	(6,278,079)	-	(6,278,079)
Other comprehensive income	-	853,663	-	-	-	853,663
Total comprehensive loss for the year	-	853,663	-	(6,278,079)	-	(5,424,416)

Transactions with owners in their capacity as owners
Issue of shares	4,228,250	-	-	-	-	4,228,250
Capital raising costs	(257,334)	-	-	-	-	(257,334)
Share based payments	-	-	434,743	-	-	434,743

Balance at 30 June 2013	24,656,473	814,848	2,859,360	(25,457,309)	-	2,873,372

Loss after income tax expense for the period	-	-	-	(13,472,361)	(124,098)	(13,596,459)
Other comprehensive income	-	(244,676)	-	-	-	(244,676)
Total comprehensive loss for the year	-	(244,676)	-	(13,472,361)	(124,098)	(13,841,135)

Transactions with owners in their capacity as owners
Issue of shares	18,546,936	-	-	-	-	18,546,936
Share based payments - Shares	160,000	-	-	-	-	160,000
Capital raising costs	(1,157,467)	-	-	-	-	(1,157,467)
Share based payments - Options	(526,280)	-	5,561,272	-	-	5,034,992

Balance at 30 June 2014	41,679,662	570,172	8,420,632	(38,929,670)	(124,098)	11,616,698

MOKO Social Media Limited	Page 5

Appendix 4E Preliminary Final Report

Part 8: Consolidated statement of cash flows

		Consolidated
		2014	2013
	Note	$	$

Cash flows from operating activities

Net receipts from customers		9,190,127	19,685,705
R&D tax offset received		1,082,953	1,008,231
Export market development grant received		172,655	-
Payments to suppliers and employees		(17,502,785)	(22,365,381)
Interest received		24,485	8,813
Interest and other finance costs paid		(35,162)	(95,727)
Income taxes paid		-	(10,517)
Net cash used in operating activities		(7,067,727)	(1,768,876)

Cash flows from investing activities
Proceeds from sale of business		109,493	-
Payment for acquisition of business, net of cash acquired		(406,997)	(1,352,620)
Payment for property, plant and equipment		(62,006)	(89,854)
Payments for disposal of subsidiary		(339,996)	(342,636)
Net cash used in investing activities		(699,506)	(1,785,110)

Cash flows from financing activities

Proceeds from issues of shares		17,427,067	3,456,961
Share issue transaction cost		(1,157,467)	(229,668)
Proceeds from borrowings		-	1,269,565
Repayment of borrowings		(1,118,197)	-
Net cash provided by financing activities		15,151,403	4,496,858

Net increase in cash held		7,384,170	942,872

Cash and cash equivalents at beginning of the year		2,519,186	1,573,783

Effects of exchange rate changes on cash		(25,345)	2,531
Cash and cash equivalents at end of the year	6	9,878,011	2,519,186

MOKO Social Media Limited	Page 6

Appendix 4E Preliminary Final Report

Part 9: Basis of preparation

This preliminary final report has been prepared in accordance with ASX Listing Rule 4.3A and the disclosure requirements of ASX Appendix 4E.

The consolidated financial statements of MOKO Social Media Limited (the Company) as at and for the year ended 30 June 2014 comprise the Company and its subsidiaries (together referred to as the Group).

MOKO Social Media Limited	Page 7

Appendix 4E Preliminary Final Report

Part 10: Commentary on results

During the year MOKO has achieved a number of key milestones.

The business focus was on expanding its Mobile Advertising segment in the United States of America and this was led via the re-location of MOKO’s CEO from Australia to the US and the opening of two premises in New York and Virginia. In combination, these events have laid the foundations for MOKO becoming a US digital publisher with capability to develop and monetize digital assets for large target interest groups in the USA, through mobile advertising.

From a corporate strategy standpoint, MOKO achieved its goal of raising capital in the USA as a forerunner to listing on the NASDAQ Stock Exchange whilst maintaining its public listing on the Australian Securities Exchange (ASX), to become a dual listed company. The NASDAQ shares, or American Depository Receipts (ADS), began trading on 27 June 2014 and each represent the right to acquire forty fully paid ordinary shares in MOKO.

MOKO’s operating losses reflected the cost of the USA transition and positioning and the 2014 year was one of business tactical consolidation. The Company now stands on the cusp of launching the first of its internally developed digital assets, REC*IT, our mobile application for US college intramural and recreational sporting leagues that is being rolled out to more than 800 colleges and universities in the USA in readiness for the fall semester that is about to commence.

Revenues from continuing operations increased by 37% to $8.23m for the year. The net loss after tax from continuing operations of $13.60m increased by $8.89m or 189% against the prior year’s result of $4.71m. There was no result attributable to discontinued operations for this fiscal year, against a prior year revenue and net loss after tax result of $9.13m and $1.57m respectively. The total comprehensive loss for the year increased by 155% to $13.84m (2013:$5.42m) and this included a foreign currency translation loss of $0.24m (2013: foreign currency translation benefit of $0.85m).

The 2014 fiscal year’s expenses included significant increases over the prior year for share based payments, which were up by $4.71m or 1,083% to $5.14m due principally to Director and American employee and contractor option issuances, one-off legal and professional fees for the NASDAQ listing of $1.37m (2013: nil) and marketing expenses which increased by $0.99m or 308% to $1.31m due mostly to the acquisition of Deals I Love which operated as MOKO’s subsidiary for the whole 2014 fiscal year (2013: nil). In addition, the administration and employee benefits expenses rose by $0.70m or 209% and $1.29m or 51% respectively, reflecting MOKO’s fiscal 2014 expanded infrastructure and headcount against the prior year.

The operating cash outflow for the year increased by 300% to $7.07m (2013: $1.77m) reflecting the increased losses. Investing cash outflows decreased by 61% to $0.7m (2013: $1.79m) due primarily to reduced payments for the acquisition of the OfferMobi business in this year, compared to 2013. The financing cash inflows increased by 237% to $15.15m (2013: $4.50m), the result of net share issue proceeds of $16.27m (2013: $3.23m) and net debt repayment of $1.12m (2013: net debt proceeds of $1.27m).

On 1 July 2013, MOKO completed a business combination by acquiring a controlling 51% share interest in a Sydney based e-commerce business, Deals I Love (Australia) Pty Limited (DIL) for the purpose of expanding into the growing mobile commerce sector. During the fiscal year, DIL contributed $4.27m of revenue and an EBITDA loss of $0.21m. This acquisition represents the Mobile Commerce segment.

On 24 August 2013, MOKO sold its mBuzzy business assets for USD$100,000, which continued the strategy of divesting of the legacy properties within the Company’s Mobile Social segment.

During the year the Company issued 177.98m new ordinary shares (2013: 102.31m) and 20.0m Performance shares (2013: nil). The unlisted and listed options on issue increased to 63.92m (2013: 62.83m) and 145.81m (2013: 127.06m), respectively.

MOKO Social Media Limited	Page 8

Appendix 4E Preliminary Final Report

Part 11: Revenue and income

	Consolidated
	2014	2013
	$	$
Revenue from continuing operations	8,228,151	6,020,593

Interest received	104,850	8,813

Other income and revenue
Grants received	172,655	-
Income from Sales of Business	109,493	-
	282,148	-

Fair value gain on deferred consideration	383,933	1,829,653

Part 12: Expenses

Loss before income tax from continuing operations includes the following specific expenses:

Depreciation and amortisation Consolidated	Consolidated
	2014	2013
	$	$
Depreciation
Computer equipment	41,576	226,058
Furniture and fittings	899	1,480
Total depreciation	42,475	227,538

Amortisation
Computer software	3,065	34,978
Customer contracts	-	149,437
Capitalised product development	19,648	29,794
Intellectual Property	834,050	625,776
Customer database	325,000	-
Total amortisation	1,181,763	839,985

Total depreciation and amortisation	1,224,238	1,067,523

Impairment expense
Goodwill	-	1,487,137

Employee benefits expense
Salaries and wages	3,512,198	2,398,145
Superannuation & Work Compensation	284,322	112,301
Total employee benefits expense	3,796,520	2,510,446

Share based payments	5,144,968	434,743

MOKO Social Media Limited	Page 9

Appendix 4E Preliminary Final Report

Part 13: Property, plant and equipment

Consolidated	Computer equipment	Furniture and fittings	Total
2013

Cost	599,527	185,156	784,683
Accumulated depreciation	(526,865)	(185,156)	(712,021)
Balance at 30 June 2013	72,662	-	72,662

Reconciliation
Balance at 1 July 2012	335,934	457,405	793,339
Additions	3,013	74,397	77,410
Disposals	-	(74,405)	(74,405)
Derecognised on disposal of subsidiary	(34,755)	(337,267)	(372,022)
Depreciation expense	(231,242)	(90,642)	(321,884)
Effects of movements on foreign exchange rates	(288)	(29,488)	(29,776)
Balance at 30 June 2013	72,662	-	72,662

Consolidated
2014
Cost	634,982	40,777	675,759
Accumulated depreciation	(559,919)	(28,114)	(588,033)
Balance at 30 June 2014	75,063	12,663	87,726

Reconciliation
Balance at 1 July 2013	72,662	-	72,662
Acquisitions through business combinations	2,239	245	2,484
Additions	42,336	13,322	55,658
Depreciation expense	(41,576)	(899)	(42,475)
Effects of movements in exchange rates	(597)	(6)	(603)
Balance at 30 June 2014	75,064	12,662	87,726

MOKO Social Media Limited	Page 10

Appendix 4E Preliminary Final Report

Part 14: Intangibles

Consolidated 2013	Computer software	Customer Contracts	Capitalised product development costs	Intellectual Property	Customer Database	Goodwill	TOTAL
	$	$	$	$	$	$	$

Cost	69,491	207,411	71,506	4,066,408	-	2,456,753	6,871,569
Accumulated amortisation/ impairment	(69,491)	(207,411)	(71,506)	(625,776)	-	(1,487,137)	(2,461,321)
Balance at 30 June 2013	-	-	-	3,440,632	-	969,616	4,410,248

Reconciliation
Balance at 1 July 2012	22,775	149,437	29,794	-	-	772,675	974,681
Acquisitions through business combinations	-	-	-	3,510,918	-	1,551,627	5,062,545
Additions	12,444	-	-	-	-	-	12,444
Amortisation expense	(34,978)	(149,437)	(29,794)	(625,776)	-	-	(839,985)
Impairment expense	-	-	-	-	-	(1,487,137)	(1,487,137)
Effects of movements on foreign exchange rates	(241)	-	-	555,490	-	132,451	687,700
Balance at 30 June 2013	-	-	-	3,440,632	-	969,616	4,410,248

Consolidated
2014
Cost	75,839	207,411	110,803	3,932,447	-	1,832,342	6,158,842
Accumulated amortisation	(72,556)	(207,411)	(91,154)	(1,459,826)	-	(714,462)	(2,545,409)
Balance at 30 June 2014	3,283	-	19,649	2,472,621	-	1,117,880	3,613,433

Reconciliation
Balance at 1 July 2013	-	-	-	3,440,632	-	969,616	4,410,248
Acquisitions through business combinations	-	-	39,297	49,470	325,000	179,727	593,494
Additions	6,348	-	-	-	-	-	6,348
Amortisation expense	(3,065)	-	(19,648)	(834,050)	(325,000)	-	(1,181,763)
Effects of movements in exchange rates	-	-	-	(183,431)	-	(31,463)	(214,894)
Balance at 30 June 2014	3,283	-	19,649	2,472,621	-	1,117,880	3,613,433

MOKO Social Media Limited	Page 11

Appendix 4E Preliminary Final Report

Part 14: Intangibles (continued)

Impairment testing

Goodwill acquired through business combinations has been allocated to the following cash-generating units:

	Mobile Advertising (1)	Mobile Commerce (2)
	$	$

Balance at 1 July 2013	969,616	-
Acquisitions through business combinations	-	179,727
Effects of movements on foreign exchange rates	(31,463)	-
Balance at 30 June 2014	938,153	179,727

(1)	OfferMobi (‘OM’)

The goodwill acquired on acquisition is deemed recoverable and no impairment expense has been recognized in the Statement of Profit or Loss and Other Comprehensive Income during the period.

(2)	Deals I Love (Australia) Pty Ltd (‘DIL’)

The goodwill acquired on acquisition is deemed recoverable and no impairment expense has been recognised in the Statement of Profit or Loss and Other Comprehensive Income during the period.

Impairment expense

No goodwill was impaired and charged to the Statement of Profit or Loss and Other Comprehensive Income during the period (2013: $1,487,137).

MOKO Social Media Limited	Page 12

Appendix 4E Preliminary Final Report

Part 15: Business combinations

Acquisition of Deals I Love (Australia) Pty Ltd

On 1 July 2013, MOKO Social Media Ltd completed the acquisition of a controlling 51% share interest in a Sydney based e-commerce business, Deals I Love (Australia) Pty Ltd (DIL). The acquisition represents a business combination and was made for the purpose of MOKO expanding into the growing mobile commerce sector thereby delivering on its intention to enhance its mobile revenue streams.

DIL sells merchant product that is sourced internationally and domestically across the internet via pc’s and mobile interfaces through its website, www.dealsilove.com.au to large quantities of individual customers.

The share acquisition included a purchase of shares from a MOKO non-executive Director, Mr Johannes de Back, who after the acquisition has no further equity interest in DIL.

Under the terms of the acquisition MOKO was granted an option to acquire the remaining 49% of DIL and as a separate transaction agreed to loan funds to DIL for marketing purposes, which bears interest of 10% per annum and is repayable on arms-length terms.

The acquired business contributed revenues of $4,274,571 and net loss after tax of $207,980 for the period of 1 July 2013 to 30 June 2014.

The business combination accounting is final. The DIL acquisition is allocated to the Mobile Commerce segment in Australia.

	Carrying value	Fair value

Intangible assets	-	413,767
Property, plant and equipment	2,485	2,485
Cash and cash equivalents	36,958	36,958
Investments	70,000	70,000
Trade receivables	7,125	7,125
Inventory	1,264	1,264
Deferred Tax asset	381,091	-
Trade payables	(590,414)	(574,158)
Loans-shareholders	(60,000)	(10,000)
Loans-MOKO	(87,168)	(87,168)

Net assets acquired	(238,659)	(139,727)

Goodwill	179,727

Acquisition date fair value of total consideration transferred	40,000

Satisfied By

Consideration: options issued on 15 May 2014	40,000

Total	40,000

Acquisition expenses of $16,047 were incurred for legal fees and have not impacted this business combination accounting.

The fair value consideration was settled by way of issue of 400,000 options exercisable at $0.10 each on or before 28 November 2015.

MOKO Social Media Limited	Page 13

Appendix 4E Preliminary Final Report

Part 16: Discontinued operations

(a)	Details of operations disposed during 2013 (2014: Nil)

On 27 April 2013, the board of directors entered into a sales agreement to dispose of Antiphony Management Holdings Limited (AMH) and its operating subsidiaries (the AMH Group), which were incorporated in and operated mobile content businesses from, the United Kingdom. The sale was completed on 29 April 2013, on which date control of the business passed to the acquirer.

The business had been operating in a challenging market environment and was becoming cash flow intensive due to the high up-front marketing costs and lower margins with significant competitor activity, making it difficult for management to actively seek growth and maintain acceptable profitability.

The entities disposed of include:

-	Antiphony Management Holdings Limited
-	Cell Media International Limited
-	Blue Stream Mobile Limited
-	Mobgains Limited
-	Antiphony Limited
-	Southern Breeze Trading 3 (PTY) Ltd
-	American Mobile Ventures Limited

The gross sales consideration received was GBP1.00 ($2.00). Additional potential consideration of up to GBP2,125,000 ($3,204,644) has not been brought to account as it is contingent on business performance and unlikely to being received.

(b)	Financial performance of operations disposed of during 2013 (2014: Nil)

2013
$
Revenue	9,128,887
Content expenses	(7,545,664)
Expenses	(2,089,545)
Depreciation and amortisation	(94,346)
Loss before tax from discontinued operations	(600,668)

Income tax expense	(205,097)

Loss after income tax	(805,765)

Loss on disposal before income tax	(761,020)

Income tax expense	-

Loss on disposal after income tax	(1,566,785)

Loss after income tax from discontinued operations	(1,566,785)

The loss from discontinued operations of $1,566,785 was attributable entirely to the owners of the company.

MOKO Social Media Limited	Page 14

Appendix 4E Preliminary Final Report

Part 16: Discontinued operations (continued)

(c)	Assets and liabilities an cash flow information of disposed group during 2013 (2014: Nil)

The major classes of assets and liabilities of AMH Group at 29 April 2013 were as follows:

2013
$
Cash and cash equivalents	86,549
Trade and other receivables	958,576
Other current assets	155,654
Property, plant and equipment	372,022
Total assets	1,572,801

Trade and other payables	1,499,391
Total liabilities	1,499,391

Net assets	73,410

(d) Cash flow information of disposed group

2013
$
Operating activities	(316,504)
Investing activities – including payments for sale	(330,335)
Financing activities	(458,647)
Net cash (outflow) / inflow	(1,105,486)

(e) Consideration Paid

2013
$
Gross Sales Consideration	2
Less: Amounts payable on disposal	(422,700)
Less: Liabilities assumed	(264,912)
Net disposal consideration	(687,610)

Net Assets disposed of in AMH Group	(73,410)

Loss on disposal before income tax	(761,020)

MOKO Social Media Limited	Page 15

Appendix 4E Preliminary Final Report

Part 16: Discontinued operations (continued)

(f) Net cash outflow on disposal during 2013 (2014: Nil)

2013
$
Cash	(256,087)
Less: Cash and cash equivalents disposed of	(86,549)
Reflected in the consolidated statements of cash flows	(342,636)

MOKO Social Media Limited	Page 16

Appendix 4E Preliminary Final Report

Part 17: Borrowings

	Consolidated
	2014	2013
	$	$
Convertible notes (1)	-	205,699
Revolving line of credit (2)	-	930,691
	-	1,136,390

(1)	Director Hans de Back’s loan was fully repaid by ordinary shares issued on 11 September 2013 (2,500,000 shares) and 15 May 2014 (2,500,000 shares).

(2)	The TCA secured Loan Facility of USD$850,000 was fully repaid in July 2013 and the debt facility was subsequently closed.

MOKO Social Media Limited	Page 17

Appendix 4E Preliminary Final Report

Part 18: Details Relating to Dividends

Date the dividend is payable	Not Applicable
Record date to determine entitlement to the dividend	Not Applicable
Amount per security	Not Applicable
Total dividend	Not Applicable
Amount per security of foreign sourced dividend or distribution	Not Applicable
Details of any dividend reinvestment plans in operation	Not Applicable
The last date for receipt of an election notice for participation in any dividend reinvestment plans	Not Applicable

MOKO Social Media Limited	Page 18

Appendix 4E Preliminary Final Report

Part 19: Earnings per Share

	2014	2013
	$	$
(a) Earnings per share from continuing operations
Loss after income tax attributable to owners of MOKO Social Media Limited	(13,472,361)	(4,711,294)
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share	472,906,543	306,882,356

	2014	2013
	cents	cents

Basic earnings per share	(2.85)	(1.54)

	2014	2013
	$	$
(b) Earnings per share from discontinued operations
Loss after income tax attributable to owners of MOKO Social Media Limited	-	(1,566,785)
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share	472,906,543	306,882,356

	2014	2013
	cents	cents
Basic earnings per share	-	(0.51)

	2014	2013
	$	$
(c) Earnings per share from loss
Loss after income tax attributable to owners of MOKO Social Media Limited	(13,472,361)	(6,278,079)
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share	472,906,543	306,882,356

	2014	2013
	cents	cents
Basic earnings per share	(2.85)	(2.05)

(d) Diluted earnings per share

Options issued to shareholders and related parties are considered to be potential ordinary shares and have been considered in the determination of diluted earnings per share. The calculation of dilutive earnings per share does not assume conversion, exercise, or other issue of potential ordinary shares that would have an antidilutive effect on earnings per share. Diluted earnings per share are therefore not different from basic earnings per share.

MOKO Social Media Limited	Page 19

Appendix 4E Preliminary Final Report

Part 20: Net Tangible Assets per Security

	Consolidated
	2014	2013

Net tangible asset backing per ordinary security
Fully paid ordinary shares 552,853,091 (2013: 343,873,050 shares)	1.45 cents	(0.41) cents

Part 21: Issued securities

	Consolidated
	2014	2013
	$	$

Fully paid ordinary shares 552,853,091 (2013: 374,873,050 shares)	41,679,662	24,656,473

(a) Ordinary shares

The following movements in ordinary share capital occurred during the year:

Date	Details	Number of shares	Issue Price $	Amount $
1 July 2013	Opening Balance	374,873,050		24,656,473
9 July 2013	Share issue by placement	24,725,000	0.04	989,000
12 July 2013	Share issue by placement	11,525,000	0.04	461,000
18 July 2013	Share issue pursuant to Offer Mobi	1,297,300	0.05	64,865
25 July 2013	Share issue by exercise of options	1,440	0.1	144
5 August 2013	Share issue by exercise of options	3,100	0.05	155
11 September 2013	Share issue by placement	11,250,000	0.04	450,000
11 September 2013	Share issue by placement	1,500,000	0.04	60,000
11 September 2013	Share issue on conversion of loan	2,500,000	0.04	100,000
12 September 2013	Share issue by placement	1,500,000	0.04	60,000
15 October 2013	Share issue by exercise of options	1,515,152	0.048	72,273
15 October 2013	Share issue by exercise of options	23,660	0.05	1,183
21 October 2013	Share issue pursuant to Offer Mobi	1,250,000	0.17	212,500
23 October 2013	Share issue by placement	37,462,816	0.11	4,120,910
31 October 2013	Share issue in lieu of services	1,250,000	0.04	50,000
31 October 2013	Share issue by placement	181,818	0.11	20,000
6 November 2013	Share issue pursuant to Offer Mobi	508,130	0.123	62,500
8 November 2013	Share issue by exercise of options	500,000	0.05	25,000
15 November 2013	Share issue by exercise of options	5,000,000	0.042	210,000
19 November 2013	Share issue by exercise of options	550,313	0.05	27,516
19 November 2013	Share issue by exercise of options	100,000	0.12	12,000
29 November 2013	Share issue by exercise of options	600,000	0.12	72,000
29 November 2013	Share issue by exercise of options	350,000	0.05	17,500
4 December 2013	Share issue pursuant to Offer Mobi	937,500	0.28	262,500
4 December 2013	Share issue by exercise of options	880,000	0.05	44,000
4 December 2013	Share issue by exercise of options	2,593,750	0.05	129,688

MOKO Social Media Limited	Page 20

Appendix 4E Preliminary Final Report

Date	Details	Number of shares	Issue Price $	Amount $
19 December 2013	Share issue by exercise of options	12,075	0.05	604
19 December 2013	Share issue by exercise of options	200,000	0.1	20,000
9 January 2014	Share issue by exercise of options	750,000	0.05	37,500
14 January 2014	Share issue by exercise of options	100,000	0.17	17,000
14 January 2014	Share issue by exercise of options	50,000	0.12	6,000
22 January 2014	Share issue by exercise of options	1,200	0.05	60
22 January 2014	Share issue by exercise of options	15	0.05	1
22 January 2014	Share issue by exercise of options	300,000	0.05	15,000
22 January 2014	Share issue by exercise of options	385,000	0.05	19,250
28 January 2014	Share issue by exercise of options	200,000	0.05	10,000
28 January 2014	Share issue by exercise of options	200,000	0.12	24,000
30 January 2014	Share issue by exercise of options	2,000,000	0.03	60,000
17 February 2014	Share issue by exercise of options	2,581	0.05	129
19 March 2014	Share issue by exercise of options	52,817	0.05	2,641
19 March 2014	Share issue by exercise of options	22,183	0.05	1,109
28 March 2014	Share issue by exercise of options	79,661	0.12	9,559
28 March 2014	Share issue by exercise of options	2,667	0.05	133
28 March 2014	Share issue by exercise of options	4,857	0.05	243
28 March 2014	Share issue by exercise of options	25,000	0.05	1,250
28 March 2014	Share issue by exercise of options	166,667	0.05	8,333
28 March 2014	Share issue by exercise of options	500,000	0.06	30,000
4 April 2014	Share issue by placement	36,909,524	0.21	7,751,000
4 April 2014	Share issue by placement	1,190,476	0.21	250,000
11 April 2014	Share issue by exercise of options	250,000	0.05	12,500
23 April 2014	Share issue by exercise of options	600,000	0.05	30,000
9 May 2014	Share issue by exercise of options	350,000	0.05	17,500
15 May 2014	Share issue by exercise of options	2,500,000	0.04	100,000
19 May 2014	Share issue by exercise of options	83,333	0.12	10,000
30 May 2014	Share issue by exercise of options	350,000	0.12	42,000
13 June 2014	Share issue by exercise of options	550,000	0.155	85,250
13 June 2014	Share issue by exercise of options	100,000	0.12	12,000
13 June 2014	Share issue by exercise of options	50,000	0.12	6,000
13 June 2014	Share issue by exercise of options	100,000	0.12	12,000
13 June 2014	Share issue by exercise of options	100,000	0.12	12,000
13 June 2014	Share issue by exercise of options	100,000	0.17	17,000
13 June 2014	Share issue by exercise of options	250,000	0.12	30,000
13 June 2014	Share issue by exercise of options	1,000,000	0.042	42,000
13 June 2014	Share issue by exercise of options	4,000,000	0.12	480,000
18 June 2014	Share issue by exercise of options	2,250,000	0.12	270,000
18 June 2014	Share issue by exercise of options	2,000,000	0.12	240,000
18 June 2014	Share issue by exercise of options	1,000,000	0.12	120,000
23 June 2014	Share issue by exercise of options	3,000,000	0.12	360,000
25 June 2014	Share issue by exercise of options	5,000,000	0.12	600,000
27 June 2014	Share issue in lieu of services	500,000	0.22	110,000
30 June 2014	Share issue by exercise of options	100,000	0.17	17,000
30 June 2014	Share issue by exercise of options	250,000	0.05	12,500
30 June 2014	Share issue by exercise of options	100,000	0.12	12,000

MOKO Social Media Limited	Page 21

Appendix 4E Preliminary Final Report

Date	Details	Number of shares	Issue Price $	Amount $
30 June 2014	Share issue by exercise of options	200,000	0.12	24,000
30 June 2014	Share issue by exercise of options	100,000	0.12	12,000
30 June 2014	Share issue by exercise of options	125,000	0.12	15,000
30 June 2014	Share issue by exercise of options	150,000	0.12	18,000
30 June 2014	Share issue by exercise of options	125,000	0.12	15,000
30 June 2014	Share issue by exercise of options	1,100,000	0.12	132,000
30 June 2014	Share issue by exercise of options	300,000	0.12	36,000
30 June 2014	Share issue by exercise of options	137,006	0.12	16,441
	Capital raising costs	-		(1,683,747)
30 June 2014	Closing Balance	552,853,091		41,679,462

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. Ordinary shares have no par value and the Company does not have a limited amount of authorized capital.

MOKO Social Media Limited	Page 22

Appendix 4E Preliminary Final Report

Part 21: Issued securities

(b) Options

The following movements in options over unissued ordinary shares occurred during the year:

Unlisted options

Date	Details	Number of options 2014	Number of options 2013	Expiry Date	Exercise Price $
1 Jul 2014	Opening balance	62,825,570	38,631,668	-	-
29 Nov 2012	Allotment – Bergen	-	1,515,152	06/11/2015	$0.05
14 Dec 2012	Allotment – Director VI	-	16,000,000	30/07/2016	$0.04
14 Dec 2012	Allotment – Supplier	-	2,000,000	30/06/2015	$0.03
14 Dec 2012	Allotment – Supplier	-	2,000,000	30/06/2015	$0.04
15 Dec 2012	Options lapsed	-	(2,165,000)	15/12/2012	$0.12
21 Dec 2012	Allotment - Staff	-	500,000	30/11/2015	$0.10
21 Dec 2012	Allotment – Maxis	-	2,593,750	30/06/2015	$0.05
19 Feb 2013	Allotment – Staff	-	1,750,000	31/07/2016	$0.06
25 Jul 2013	Options lapsed (MKBAI)	(4,450,000)	-	25/07/2013	$0.12
25 Jul 2013	Options lapsed (MKBAS)	(1,800,000)	-	25/07/2013	$0.10
25 Jul 2013	Options lapsed (MKBAU)	(3,000,000)	-	25/07/2013	$0.10
25 Jul 2013	Options lapsed (MKBAY)	(2,916,668)	-	25/07/2013	$0.20
25 Jul 2013	Options Cancelled	(500,000)	-	31/07/2016	$0.06
25 Jul 2013	Options Cancelled	(3,050,000)	-	30/06/2014	$0.12
13 Sep 2013	Allotment – Staff	3,850,000	-	31/07/2016	$0.17
15 Oct 2013	Options exercised	(1,515,152)	-	06/11/2015	$0.05
24 Oct 2013	Allotment – Supplier	4,000,000	-	24/10/2015	$0.16
13 Nov 2013	Allotment – Supplier	200,000	-	31/12/2014	$0.10
14 Nov 2013	Options exercised	(5,000,000)	-	30/07/2016	$0.04
19 Nov 2013	Options exercised	(100,000)	-	30/06/2014	$0.12
28 Nov 2013	Options exercised	(600,000)	-	30/06/2014	$0.12
28 Nov 2013	Allotment – Director	16,000,000	-	28/11/2015	$0.40
28 Nov 2013	Allotment – Director	6,000,000	-	28/11/2015	$0.10
28 Nov 2013	Allotment – Supplier	1,000,000	-	30/06/2015	$0.03
28 Nov 2013	Allotment – Supplier	1,000,000	-	30/06/2015	$0.04
28 Nov 2013	Allotment – Supplier	1,000,000	-	30/06/2015	$0.02
28 Nov 2013	Allotment – Supplier	1,000,000	-	30/06/2015	$0.11
4 Dec 2013	Allotment – Supplier	(2,593,750)	-	30/06/2015	$0.05
19 Dec 2013	Options exercised	(200,000)	-	31/12/2014	$0.10
14 Jan 2014	Options exercised	(100,000)	-	31/07/2016	$0.17
14 Jan 2014	Options exercised	(50,000)	-	30/06/2014	$0.12

MOKO Social Media Limited	Page 23

Appendix 4E Preliminary Final Report

Date	Details	Number of options 2014	Number of options 2013	Expiry Date	Exercise Price $

28 Jan 2014	Options exercised	(200,000)	-	30/06/2014	$0.12
30 Jan 2014	Options exercised	(2,000,000)	-	30/06/2014	$0.03
4 Mar 2014	Allotment – Staff	400,000	-	30/06/2014	$0.12
19 Mar 2014	Allotment – Staff	700,000	-	31/07/2016	$0.17
28 Mar 2014	Options exercised	(79,661)	-	30/06/2014	$0.12
28 Mar 2014	Options exercised	(500,000)	-	31/07/2016	$0.06
15 May 2014	Allotment – Director	400,000	-	28/11/2015	$0.10
15 May 2014	Allotment – Director	2,000,000	-	31/01/2016	$0.20
19 May 2014	Options exercised	(83,333)	-	30/06/2014	$0.12
30 May 2014	Options exercised	(350,000)	-	30/06/2014	$0.12
13 Jun 2014	Options exercised	(550,000)	-	24/10/2015	$0.16
13 Jun 2014	Options exercised	(100,000)	-	30/06/2014	$0.12
13 Jun 2014	Options exercised	(50,000)	-	30/06/2014	$0.12
13 Jun 2014	Options exercised	(100,000)	-	30/06/2014	$0.12
13 Jun 2014	Options exercised	(100,000)	-	30/06/2014	$0.12
13 Jun 2014	Options exercised	(100,000)	-	31/07/2016	$0.17
13 Jun 2014	Options exercised	(250,000)	-	30/06/2014	$0.12
13 Jun 2014	Options exercised	(1,000,000)	-	30/07/2016	$0.04
13 Jun 2014	Options exercised	(4,000,000)	-	30/06/2014	$0.12
18 Jun 2014	Options exercised	(2,250,000)	-	30/06/2014	$0.12
18 Jun 2014	Options exercised	(2,000,000)	-	30/06/2014	$0.12
18 Jun 2014	Options exercised	(1,000,000)	-	30/06/2014	$0.12
20 Jun 2014	Options exercised	(3,000,000)	-	30/06/2014	$0.12
25 Jun 2014	Options exercised	(5,000,000)	-	30/06/2014	$0.12
30 Jun 2014	Options exercised	(100,000)	-	31/07/2016	$0.17
30 Jun 2014	Options exercised	(100,000)	-	30/06/2014	$0.12
30 Jun 2014	Options exercised	(200,000)	-	30/06/2014	$0.12
30 Jun 2014	Options exercised	(100,000)	-	30/06/2014	$0.12
30 Jun 2014	Options exercised	(125,000)	-	30/06/2014	$0.12
30 Jun 2014	Options exercised	(150,000)	-	30/06/2014	$0.12
30 Jun 2014	Options exercised	(125,000)	-	30/06/2014	$0.12
30 Jun 2014	Options exercised	(1,100,000)	-	30/06/2014	$0.12
30 Jun 2014	Options exercised	(300,000)	-	30/06/2014	$0.12
30 Jun 2014	Options exercised	(137,006)	-	30/06/2014	$0.12
30 Jun 2014	Allotment over ADS-Staff *	14,570,000
30 Jun 2014	Closing balance	63,920,000	62,825,570

MOKO Social Media Limited	Page 24

Appendix 4E Preliminary Final Report

Part 21: Issued securities (Continued)

* Options granted over American Depositary Shares (where one ADS = 40 Ordinary shares) as below

Class	Grant Date	Expiry Date	Exercise Price (per ADS in US$)	Number granted (in ADSs)	Number granted (in ordinary shares)
Employee Unlisted Options	30-Jun-14	30-Jun-16	$2.00	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	30-Jun-16	$3.00	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$2.00	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$4.00	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	31-Dec-15	$6.00	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	30-Jun-16	$7.50	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$3.70	5,000	200,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$1.85	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	31-Dec-15	$4.07	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	31-Dec-16	$6.29	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	30-Jun-16	$7.50	41,750	1,670,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$6.29	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	30-Jun-16	$6.66	2,500	100,000
Employee Unlisted Options	30-Jun-14	30-Jun-16	$7.50	11,250	450,000
Employee Unlisted Options	30-Jun-14	30-Jun-16	$6.80	6,250	250,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$5.55	7,500	300,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$5.55	7,500	300,000
Employee Unlisted Options	30-Jun-14	31-Dec-15	$5.55	7,500	300,000
Employee Unlisted Options	30-Jun-14	30-Jun-16	$4.00	25,000	1,000,000
Total				364,250	14,570,000

Listed options

Date	Details	Number of options 2014	Number of options 2013	Expiry Date	Exercise Price $
1 Jul 2014	Opening balance	127,059,598	57,315,577
1 May 2013	Option granted	-	59,744,021	13/06/2015	$0.05
1 May 2013	Option granted - Supplier	-	10,000,000	13/06/2015	$0.05
25 Jul 2013	Options lapsed	(57,314,137)	-	25/07/2013	$0.10
25 Jul 2013	Options exercised	(1,440)	-	25/07/2013	$0.10
9 Jul 2013	Option granted	24,725,000	-	13/06/2015	$0.05
12 Jul 2013	Option granted	6,750,000	-	13/06/2015	$0.05
1 Aug 2013	Options exercised	(3,100)	-	13/06/2015	$0.05
10 Sep 2013	Option granted - Director	1,500,000	-	13/06/2015	$0.05
10 Sep 2013	Option granted - Director	2,500,000	-	13/06/2015	$0.05
10 Sep 2013	Option granted - Supplier	10,000,000	-	13/06/2015	$0.05

MOKO Social Media Limited	Page 25

Appendix 4E Preliminary Final Report

Date	Details	Number of options 2014	Number of options 2013	Expiry Date	Exercise Price $
10 Sep 2013	Option granted	11,250,000	-	13/06/2015	$0.05
10 Sep 2013	Option granted	4,775,000	-	13/06/2015	$0.05
12 Sep 2013	Option granted - Supplier	3,000,000	-	13/06/2015	$0.05
12 Sep 2013	Option granted - Supplier	5,000,000	-	13/06/2015	$0.05
12 Sep 2013	Option granted	1,250,000	-	13/06/2015	$0.05
12 Sep 2013	Option granted	250,000	-	13/06/2015	$0.05
15 Oct 2013	Options exercised	(23,660)	-	13/06/2015	$0.05
21 Oct 2013	Option granted	7,000,000	-	13/06/2015	$0.05
31 Oct 2013	Option granted	1,250,000	-	13/06/2015	$0.05
8 Nov 2013	Options exercised	(500,000)	-	13/06/2015	$0.05
19 Nov 2013	Options exercised	(550,313)	-	13/06/2015	$0.05
28 Nov 2013	Options exercised	(350,000)	-	13/06/2015	$0.05
4 Dec 2013	Options exercised	(880,000)	-	13/06/2015	$0.05
19 Dec 2013	Options exercised	(12,075)	-	13/06/2015	$0.05
9 Jan 2014	Options exercised	(750,000)	-	13/06/2015	$0.05
22 Jan 2014	Options exercised	(1,200)	-	13/06/2015	$0.05
22 Jan 2014	Options exercised	(15)	-	13/06/2015	$0.05
22 Jan 2014	Options exercised	(300,000)	-	13/06/2015	$0.05
22 Jan 2014	Options exercised	(385,000)	-	13/06/2015	$0.05
28 Jan 2014	Options exercised	(100,000)	-	13/06/2015	$0.05
28 Jan 2014	Options exercised	(100,000)	-	13/06/2015	$0.05
17 Feb 2014	Options exercised	(2,525)	-	13/06/2015	$0.05
17 Feb 2014	Options exercised	(56)	-	13/06/2015	$0.05
19 Mar 2014	Options exercised	(52,817)	-	13/06/2015	$0.05
19 Mar 2014	Options exercised	(22,183)	-	13/06/2015	$0.05
28 Mar 2014	Options exercised	(2,667)	-	13/06/2015	$0.05
28 Mar 2014	Options exercised	(4,857)	-	13/06/2015	$0.05
28 Mar 2014	Options exercised	(25,000)	-	13/06/2015	$0.05
28 Mar 2014	Options exercised	(166,667)	-	13/06/2015	$0.05
11 Apr 2014	Options exercised	(250,000)	-	13/06/2015	$0.05
23 Apr 2014	Options exercised	(600,000)	-	13/06/2015	$0.05
9 May 2014	Options exercised	(350,000)	-	13/06/2015	$0.05
15 May 2014	Options exercised	2,500,000	-	13/06/2015	$0.05
30 Jun 2014	Options exercised	(250,000)	-	13/06/2015	$0.05
30 Jun 2014	Closing balance	145,811,886	127,059,598

These options do not entitle the holder to participate in any share issue of the Company or any other entity.

MOKO Social Media Limited	Page 26

Appendix 4E Preliminary Final Report

Part 21: Issued securities (Continued)

(c) Performance shares

Details	Number of Shares	Issue Price	Amount	Variation Price
Issue to Greg McCann	20,000,000	$0.00001	200	$0.10

A Performance Share Plan was approved by shareholders at MOKO’s 2013 Annual General Meeting and involves the issuance of a new class of ordinary shares (“Performance Shares”) to eligible participants for their market value assessed by an independent expert and based on the rights and conditions attached to the Performance Shares (the “Issue Price”) by means of a payment to the Company of the Issue Price. Performance Shares remain outstanding for a period equal to earlier of 3 years from the date of original purchase or the occurrence of the relevant Performance Event (such earlier date, the “End Date”). If the Performance Shares have not been ‘varied’ by the End Date, which can include events such as termination, the VWAP share price hurdle having been met, a takeover offer among others (any such event, a “Variation Event”) then the Performance Shares will be redeemed by the Company for their Issue Price. If a Variation Event does occur prior to the End Date, the holder has twelve months from the date of the Variation Event to provide notice and payment (a “Variation Payment”) to the Company. Upon payment of the Variation Payment to the Company, the relevant Performance Shares will rank pari passu all with existing ordinary shares of the Company and trade together in the public market. On the other hand, at no time prior to a Variation Event will the holder be permitted to transfer any Performance Shares, and no dividend or voting rights will attach to any Performance Shares unless and until varied. In the event that the Variation Event does not occur prior or upon to the End Date, the Company will pay the Issue Price that it received from the holder for the applicable Performance Shares and then redeem and cancel those Performance Shares. The total number of Performance Shares issued under the Performance Share Plan, taken together with Performance Shares and options issued during the previous five years pursuant to an employee share plan extended to directors, employees or eligible contractors of the Company, may not exceed five percent of the total number of outstanding ordinary shares.

Mr. McCann was issued 20.0 million Performance Shares at an Issue Price of $0.00001 per ordinary share with End Date of the third anniversary of issuance, Variation Payment of $0.10 per ordinary share and the Variation Event being the 90 day VWAP of our ordinary shares exceeding $0.40 per share.

MOKO Social Media Limited	Page 27

Appendix 4E Preliminary Final Report

Part 22: Segment information

MOKO Social Media Limited is organized into three operating segments: Mobile Social, Mobile Advertising and Mobile Content. These operating segments are based on the internal reports that are reviewed and used by the Board of Directors (who are identified as the Chief Operating Decision Makers ('CODM')) in assessing performance and in determining the allocation of resources. There is no aggregation of operating segments.

The CODM reviews EBITDA (earnings before interest, tax, depreciation and amortization). The accounting policies adopted for internal reporting to the CODM are consistent with those adopted in the financial statements.

The information reported to the CODM is on at least a monthly basis.

Types of products and services

The principal products and services of each of these operating segments are as follows:

Mobile Social	MOKO’s proprietary mobile social networks and community/chat products
Mobile Advertising	MOKO’s own proprietary mobile performance ad network and customised mobile publishing division
Mobile Content	MOKO’s UK division that bundles and sells mobile content and entertainment products direct to mobile consumers
Mobile Commerce	MOKO’s subsidiary e-commerce platform. Sales volumes and average revenue per user grew via diversified marketing channels and product range

Intersegment transactions

Intersegment transactions were made at market rates. The Mobile Social operating segment provided platform and licensing support to the Mobile advertising operating segment. Intersegment transactions are eliminated on consolidation.

Intersegment receivables, payables and loans

Intersegment loans are initially recognised at the consideration received. Intersegment loans receivable and loans payable that earn or incur non-market interest are not adjusted to fair value based on market interest rates. Intersegment loans are eliminated on consolidation.

Basis of segmentation

The basis of segmentation for the financial year has changed where general administrative and corporate expenses are now allocated to Mobile Advertising rather than to Mobile Social where they were previously. The prior period has been restated. This change reflects the Board’s view that Mobile Advertising now consumes the general administrative and corporate resources of the Group consistent with MOKO’s narrowed strategic focus.

MOKO Social Media Limited	Page 28

Appendix 4E Preliminary Final Report

Part 22: Segment information (Continued)

Operating segment information

Continuing operations
	Mobile Advertising	Mobile Social	Mobile Content	Mobile Commerce	Intersegment eliminations/ unallocated	Total
Consolidated - 30 June 2014	$	$	$	$	$	$
Sales to external customers	3,102,132	882,393	(30,945)	4,274,571	-	8,228,151
Intersegment sales	3,926,698	-	-	-	-	3,926,698
Total sales revenue	7,028,830	882,393	(30,945)	4,274,571	-	12,154,849
Total revenue	7,028,830	882,393	(30,945)	4,274,571	-	12,154,849

EBITDA	(13,865,990)	575,052	(25,778)	(210,422)	-	(13,527,138)

Depreciation and amortisation	(1,224,238)	-	-	-	-	(1,224,238)
Interest income	128	147,561	-	2,441	(45,280)	104,850
Finance costs	(3,838)	-	-	(45,280)	45,280	(3,838)
Loss before income tax expense						(14,650,364)
Income tax benefit						1,053,905
Loss after income tax expense						(13,596,459)

Assets	15,017,068	425,836	122,804	363,043	(695,294)	15,233,457
Liabilities	2,917,584	75,248	333,534	945,687	(655,294)	3,616,759

Continuing operations
	Mobile Advertising	Mobile Social	Mobile Content	Mobile Commerce	Intersegment eliminations/ unallocated	Total
Consolidated - 30 June 2013	$	$	$	$	$	$

Sales to external customers	4,400,611	1,251,864	368,118	-		6,020,593
Intersegment sales	2,139,053	-	-	-		2,139,053
Total sales revenue	6,539,664	1,251,864	368,118	-		8,159,646
Total revenue	6,539,664	1,251,864	368,118	-		8,159,646

EBITDA	(4,142,695)	(244,275)	(45,636)	-		(4,432,606)

Depreciation and amortization						(1,067,523)
Other income						8,813
Finance costs						(210,572)
Loss before income tax expense						(5,701,888)
Income tax benefit						990,594
Loss after income tax expense						(4,711,294)

Assets	8,587,252	252,608	102,012	-	(962,642)	7,979,230
Liabilities	5,846,455	103,092	83,434	-	(927,123)	5,105,858

MOKO Social Media Limited	Page 29

Appendix 4E Preliminary Final Report

Part 22: Segment information (continued)

Geographical information

	Continuing operations
	Australia	Europe	Asia	US	TOTAL
Consolidated - 30 June 2014	$	$	$	$	$

Sales to external customers	5,070,193	(26,375)	3,931	3,180,402	8,228,151
Add: Interest income	104,513	-	-	337	104,850
Add: Other income and revenue	282,148	-	-	-	282,148
Add: Fair value gain on deferred consideration	-	-	-	383,933	383,933
Less: Cost of providing goods and services	(3,360,361)	4,750	(4,922)	(3,176,287)	(6,536,820)
Less: Expenses *					(16,058,721)
Loss after income tax expense					(13,596,459)

Assets	10,109,347	14,655	-	5,109,455	15,233,457
Liabilities	1,188,968	205,106	-	2,222,685	3,616,759

* Overhead expenses are not associated to any one particular segment.

	Continuing operations
Consolidated - 30 June 2013

Sales to external customers	698,309	1,056,345	177,756	4,088,183	6,020,593
Add: Other Income and revenue	8,813	-	-	-	8,813
Add: Fair value gain on deferred consideration					1,829,653
Less: Cost of providing goods and services	(293,407)	(587,072)	(734,228)	(2,715,460)	(4,330,167)
Less Expenses *					(8,240,186)
Loss after income tax expense					(4,711,294)

Assets	1,766,346	166,561	12,620	6,033,703	7,979,230
Liabilities	3,950,538	877,281	-	278,039	5,105,858

* Overhead expenses are not associated to any one particular segment.

MOKO Social Media Limited	Page 30

Appendix 4E Preliminary Final Report

Part 23: Subsequent events

Share Issues

Since 30 June 2014, the following fully paid ordinary shares were issued as follows:

•	the issue of 44,000,000 shares (1,1000,000 American Depositary Shares at USD$7.50 each, One American Depositary Shares = 40 ordinary shares) through US Initial Public Offering on NASDAQ on 1 July 2014, raising USD$8,250,000 in cash;
•	the issue of 1,000,000 shares at $0.10 each through the exercise of options, raising $100,000 in cash;
•	the issue of 1,000,000 shares at $0.20 each through the exercise of options, raising $200,000 in cash;
•	the issue of 50,000 shares at $0.05 each through the exercise of listed options, raising $2,500 in cash;
•	the issue of 400,000 shares at $0.05 each through the exercise of listed options, raising $20,000 in cash;
•	the issue of 3,912 shares at $0.05 each through the exercise of listed options, raising $195.6 in cash;
•	the issue of 50,000 shares at $0.05 each through the exercise of listed options, raising $2,500 in cash;
•	the issue of 200,000 shares at $0.05 each through the exercise of listed options, raising $10,000 in cash

No other matter or circumstance has arisen since 30 June 2014 that has significantly affected, or may significantly affect:

(a)	MOKO Social Media Limited operations in future financial years, or
(b)	The results of those operations in future financial years, or
(c)	MOKO Social Media Limited’s state of affairs in future financial years.

Part 24: Audit status

This report is based on accounts to which one of the following applies: (Tick one)
The accounts have been audited		The accounts have been subject to review
The accounts are in the process of being audited or subject to review	✓	The accounts have not yet been audited or reviewed

If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification: Not Applicable
If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification: Not Applicable

MOKO Social Media Limited	Page 31